  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on May 13, 2022, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting;

2.
To approve the re-election of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2025;

3.	To approve an amended Compensation Policy for a period of three years;

4.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;

5.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Shares (“ADS”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to the non-executive directors of the Company;

6.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors;

7.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and director; and

8.	To approve an increase in the Company’s authorized share capital.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710) and on January 11, 2022 (File No. 333-262099) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777), on March 30, 2021 (File No. 333-254828) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 13, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer